UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

2020 RESULTS
January - March

Highlights

Superior connectivity services support commercial performance in high value segments

•         FTTH customers totaled 2,652 thousand, up 30.4% y-o-y, with 175 thousand net additions in 1Q20;

•         Postpaid accesses grew 6.6% and accounted for 58.5% of total mobile accesses, with a market share of 39.0% in March 2020;

•         Mobile market share of 33.0% in March 2020, 8.7 p.p. higher than the second player;

•         4.5G coverage was present in 1,260 cities, and FTTH was launched in 22 cities, reaching 186 cities covered in 1Q20;

Lower Mobile Service Revenue growth offset by FTTH and IPTV revenue performance in 1Q20

•         Mobile service revenue grows 0.1% y-o-y, reflecting more difficult comparison basis due to early price increase of Control plans in 2019;

•         FTTH revenues reached R$626 million (+43.3% y-o-y) and already accounted for 42.4% of broadband revenues;

•         Fixed growing business revenue (Fiber, IPTV and Corporate data and ICT) already represent 54.6% of fixed revenue, +13.0% y-o-y;

•         IPTV revenues came to R$258 million (+29.3% y-o-y) and accounted for 61.0% of pay TV revenues.

Digitalization contributes to a strong reduction in commercial costs and consequent acceleration of EBITDA margin in the quarter

•         Recurring Operating Costs reduced 3.3% y-o-y in 1Q20, mainly because of lower commercial expenses due to digitalization, automation initiatives and lower handset sales costs;

•         Recurrent EBITDA totaled R$4,431 million (+1.6% y-o-y) in 1Q20, with an EBITDA margin of 40.9%.

Investments made in recent years with a focus on quality support profitability and solid cash generation in the quarter

•         Investments of R$1,648 million in 1Q20 (15.2% of Net Operating Revenues), focused on the expansion of the FTTH network and increased quality and capacity of the 4G and 4.5G networks;

•         Free Cash Flow after lease payments reached R$2,120 million (+81.9% y-o-y in 1Q20), driven by the expansion of EBITDA, postponement in regulatory tax payments and lower OpEx and CapEx disbursements;

•         Net income amounted to R$1,153 million in 1Q20. Profit distribution based on the 1Q20 profit reaches R$420 million.

Telefônica Brasil S.A. (B3: VIVT3 and VIVT4, NYSE: VIV) discloses today its results for the first quarter of 2020, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

The spreadsheet with the data is available on our Investor Relations website http://www.telefonica.com.br/ri.

General Data1

Consolidated in R$ million	1Q20	1Q19	∆% YoY
NET OPERATING REVENUES	10,825	10,975	(1.4)
Net Mobile Revenues	7,070	7,081	(0.1)
Net Handsets Revenues	581	598	(2.9)
Net Fixed Revenues	3,754	3,894	(3.6)
OPERATING COSTS	(6,318)	(6,614)	(4.5)
Recurring Operating Costs[1]	(6,394)	(6,614)	(3.3)
EBITDA	4,507	4,360	3.4
EBITDA Margin	41.6%	39.7%	1.9 p.p.
Recurring EBITDA[1]	4,431	4,360	1.6
Recurring EBITDA Margin[1]	40.9%	39.7%	1.2 p.p.
NET INCOME	1,153	1,342	(14.1)

CAPEX | EX-IFRS 16	1,648	1,696	(2.8)
FREE CASH FLOW AFTER LEASE PAYMENTS	2,120	1,165	81.9

TOTAL SUBSCRIBERS (THOUSAND)	93,082	94,994	(2.0)
Mobile Subscribers	74,749	73,529	1.7
Fixed Subscribers	18,333	21,465	(14.6)

1 Excludes the following non-recurring effect: In 1Q20: positive effect related to the sale of towers and rooftops in the amount of R$75.7 million.

MOBILE BUSINESS

Operating Performance

Thousand	1Q20	1Q19	∆% YoY
TOTAL SUBSCRIBERS	74,749	73,529	1.7
Postpaid	43,725	41,023	6.6
M2M	10,407	8,684	19.8
Prepaid	31,024	32,506	(4.6)
MARKET SHARE	33.0%	32.3%	0.8 p.p.
Postpaid	39.0%	40.5%	(1.4) p.p.
Prepaid	27.1%	25.7%	1.5 p.p.
ARPU (R$/month)	29.0	29.5	(1.7)
Postpaid (Human)	51.3	53.2	(3.6)
M2M	3.0	2.9	4.2
Prepaid	12.5	12.1	3.9
MONTHLY CHURN	3.1%	3.2%	(0.1) p.p.
Postpaid (ex-M2M)	1.5%	1.7%	(0.3) p.p.
Prepaid	5.1%	5.0%	0.1 p.p.

Total accesses came to 74,749 thousand at the end of 1Q20, representing an increase of 1.7% over the same period of the previous year. Total market share came to 33.0% in March 2020.

In the postpaid segment, Telefônica Brasil continued to grow consistently, reaching 43,725 thousand accesses in March 2020, up 6.6% y-o-y. Postpaid accesses accounted for 58.5% of the total mobile customer base (+2.7 p.p. y-o-y), with a market share of 39.0% in March 2020. The Company remains the leader in 4G-technology handsets, with a market share of 32.1% in March 2020 (7.3 p.p. more than the second player), maintaining the quality of the customer base and the Company’s strategy focused on data and digital services.

Postpaid mobile net additions reached 551 thousand in the first quarter of 2020, while prepaid net disconnections totaled 384 thousand accesses in the same period. Sales performance is related to the Company’s focus on high value segments, reflected in the disconnection of non-profitable prepaid customers and the prepaid to postpaid migration.

In the Machine-to-Machine (M2M) market, the access base continued to grow substantially, reaching 10,407 thousand customers in March 2020, up 19.8% over the same period in the previous year. Telefônica Brasil is the market leader in this segment, with a market share of 40.4% in March 2020.

Mobile ARPU fell 1.7% over 1Q19, reflecting the lower revenue growth in the quarter.

Financial Performance

Consolidated in R$ million	1Q20	1Q19	∆% YoY
NET OPERATING MOBILE REVENUES	7,070	7,081	(0.1)
Net Mobile Service Revenues	6,489	6,482	0.1
Net Handset Revenues	581	598	(2.9)

Net Mobile Revenues remained practically stable in 1Q20 when compared to the same period of the previous year (-0.1% y-o-y) reflecting the lower volume of handset sales in the last two weeks of March.

Mobile Service Revenues grew 0.1% in 1Q20 mainly due to the anticipation of the price increase applied to the customer base of Hybrid plans in 1Q19, which makes it a tougher comparison base. Postpaid Revenue1grew 0.3% in 1Q20 when compared to the same period of last year, due to the lower level of commercial activity and the price increase mentioned above. Prepaid Revenuereduced by 0.5% y-o-y, confirming the trend of improvement due to the greater rationality of offers.

Net Handsets Revenues showed a reduction of 2.9% when compared to the same quarter of last year, reflecting the reduction in handsets sales as a result of the closure of our physical stores to contain the pandemic caused by Covid-19.

1 Postpaid revenue includes M2M and wholesale.

FIXED LINE BUSINESS

Operating Performance

Thousand	1Q20	1Q19	∆% YoY
TOTAL SUBSCRIBERS	18,333	21,465	(14.6)
Fixed Broadband	6,741	7,386	(8.7)
FTTH	2,652	2,034	30.4
Pay TV	1,283	1,522	(15.7)
IPTV	753	617	22.0
Voice	10,309	12,558	(17.9)
MARKET SHARE | Fixed Broadband	20.8%	23.6%	(2.8) p.p.
Market Share | FTTH	23.7%	31.2%	(7.6) p.p.
MARKET SHARE | Pay TV	8.3%	8.8%	(0.5) p.p.
Market Share | IPTV	78.6%	80.2%	(1.6) p.p.
MARKET SHARE | Voice	31.3%	33.9%	(2.6) p.p.
ARPU | Broadband (R$/month)	72.2	62.2	16.0
ARPU | Pay TV (R$/month)	108.4	101.8	6.6
ARPU | Voice (R$/month)[1]	34.4	35.5	(3.0)

We closed 1Q20 with 18,333 thousand fixed accesses, down 14.6% from 1Q19, impacted by the performance of legacy accesses (voice, xDSL and DTH) mainly due to the maturity of these services and the strategic decision to stop selling DTH pay TV services at the beginning of 3Q19.

Fixed broadband accesses came to 6,741 thousand customers in 1Q20, down 8.7% from 1Q19, mainly due to the disconnection of xDSL customers. On the other hand, the FTTH customer base, which has higher ARPU, grew 30.4% over 1Q19, to 2,652 thousand accesses in 1Q20, reflecting the Company’s strategy focused on expansion of the fiber network, offering higher speeds and a better customer experience. Broadband ARPU increased 16.0% over 1Q19.

Pay TV accesses decreased 15.7% y-o-y in 1Q20, ending the quarter with 1,283 thousand subscribers, due to the Company's strategic decision to stop selling DTH technology. On the other hand, there was an improvement in the customer mix due to 22.0% growth in IPTV accesses over 1Q19. In this view, Pay TV ARPU increased 6.6% in the quarter, reflecting the Company's strategy of focusing on high-end customers.

Voice accesses totaled 10,309 thousand in 1Q20, down 17.9% from 1Q19, mainly reflecting the fixed-to-mobile substitution and the voice-to-data migration.

1- Changes in the presentation of voice revenues (outgoing voice + interconnection + other services) led to changes in ARPU. The updated base since 2016 is available on our Investor Relations website www.telefonica.com.br/ri.

Financial Performance

Consolidated in R$ million	1Q20	1Q19	∆% YoY
NET OPERATING FIXED REVENUES	3,754	3,894	(3.6)
Broadband[1]	1,476	1,386	6.6
FTTH	626	437	43.3
Pay TV	423	471	(10.3)
IPTV	258	199	29.3
Corporate Data and ICT	702	616	13.8
Fixed Voice and Others	1,153	1,420	(18.8)

Growing Businesses²	54.6%	46.6%	8.0 p.p.
Legacy Businesses³	45.4%	53.4%	(8.0) p.p.
1- Broadband revenues include residential and SME customers.
2- Growing Businesses considers revenues from FTTH, FTTC, IPTV and Corporate Data and ICT.
3- Legacy Businesses considers revenues from XDSL, DTH, Voice and Others.

Net fixed revenues fell 3.6% in 1Q20 when compared to the same period of last year, impacted by the decrease in Voice Revenues and Others and Pay-TV partially offset by the positive evolution of broadband revenues and Corporate Data and ICT.

Broadband revenues rose 6.6% over 1Q20, fueled by the 43.3% increase in FTTH revenues, that accounted for 42.4% of this line in the period. We continue to focus our efforts on increasing the number of customers connected with fibre and migrating customers to higher speeds with higher ARPU, besides expanding the FTTH network to 22 new cities during the first quarter of 2020. By the end of the period we had Vivo FTTH coverage in 186 cities.

In 1Q20, Pay-TV revenues fell 10.3%, due to the Company’s more selective strategy for this service, focusing on high-end products designed to improve the customer experience and optimize profitability (IPTV) whose revenues grew 29.3% over 1Q19.

Corporate data and ICT revenues increased 13.8% over 1Q19, due to strong revenues from new services in the B2B market, including data, cloud, IT services and equipment sales.

Voice Revenues and Others dropped 18.8% y-o-y in 1Q20, primarily due to the maturity of the service and the fixed-to-mobile substitution.

OPERATING COSTS

Consolidated in R$ million	1Q20	1Q19	∆% YoY
OPERATING COSTS	(6,318)	(6,614)	(4.5)
Personnel	(988)	(904)	9.4
Costs of Services Rendered	(2,471)	(2,450)	0.9
Interconnection	(314)	(305)	2.9
Taxes and Contributions	(426)	(409)	4.2
Third-party Services	(1,374)	(1,379)	(0.4)
Others	(357)	(356)	0.2
Cost of Goods Sold	(627)	(754)	(16.8)
Commercial Expenses	(2,004)	(2,216)	(9.6)
Provision for Bad Debt	(455)	(426)	6.7
Third-party Services	(1,502)	(1,724)	(12.8)
Others	(47)	(66)	(29.5)
General and Administrative Expenses	(305)	(306)	(0.3)
Other Net Operating Revenues (Expenses)	77	15	416.0
Recurring Operating Costs[1]	(6,394)	(6,614)	(3.3)

Recurring operating costs1, excluding depreciation and amortization expenses, decreased 3.3% in 1Q20 when compared to 1Q19, reaching R$6,394 million in 1Q20, while inflation was +3.3% (IPCA - 12M). The reduction is mainly due to lower commercial expensives and cost of goods sold.

Personnel costs rose 9.4% over 1Q19, mainly due to the internalization of strategic IT and security activities with the objective of obtaining gains in quality and productivity in this area, with a consequent reduction in expenses with third-party services.

The Cost of Services Rendered moved up 0.9% over 1Q19, reflecting higher interconnection and tax expenses.

The Cost of Goods Sold registered a reduction of 16.8% in 1Q20 compared to the same period of last year, reflecting the lower commercial activity due to Covid-19.

Selling expenses registered a reduction of 9.6% when compared to 1Q19, mainly reflecting the increasing digitalization and automation of customer service activities.

The provision for doubtful accounts totaled R$455 million, corresponding to 2.9% of gross revenues in 1Q20, a slight growth when compared to 1Q19 (+0.3 p.p. y-o-y).

Third-party services fell 12.8% compared to 1Q19. The larger share of e-commerce in product, service and recharge sales, the accelerated adoption of e-billing and the increasing use of artificial intelligence (AURA) and the MEU VIVO app led to a reduction in commissioning, call center, back office and bill preparation and mailing costs, in addition to offering our customers a unique and customized experience.

General and administrative expenses fell 0.3% in 1Q20, thanks to ongoing cost control in these lines.

Other net operating revenues (expenses) totaled revenues of R$77 million, mainly due to the sale of towers and rooftops in 1Q20 in the amount of R$75.7 million.

1 Excludes the following non-recurring effect: In 1Q20: positive effect related to the sale of towers and rooftops in the amount of R$75.7 million.

EBITDA

Recurring EBITDA1 (earnings before interest, taxes, depreciation and amortization) totaled R$4,431 million in 1Q20, up 1.6% over 1Q19, accompanied by an EBITDA margin of 40.9%, 1.2 p.p. higher than in 1Q19. The increase in EBITDA was due to the effective and lasting cost-efficiency measures adopted by the Company.

DEPRECIATION AND AMORTIZATION

Consolidated in R$ million	1Q20	1Q19	∆% YoY
DEPRECIATION AND AMORTIZATION	(2,745)	(2,588)	6.0
Depreciation	(2,080)	(1,888)	10.2
Amortization	(665)	(701)	(5.1)

Depreciation and amortization increased 6.0% in 1Q20 because of the Company's major asset base related to the expansion of its fiber network, in addition to the asset life review conducted in the fourth quarter of 2019.

FINANCIAL RESULT

Consolidated in R$ million	1Q20	1Q19	∆% YoY
NET FINANCIAL RESULT	(195)	(90)	117.1
Income from Financial Investments	45	55	(18.3)
Debt Interest	(140)	(195)	(28.4)
Gains (Losses) on Derivative Transactions	(23)	19	n.a.
Monetary and Exchange Variation and Other	(78)	31	n.a.

In 1Q20, Net Financial Result presented an expense of R$195 million, an increase when compared to the expense of R$ 90 million in 1Q19, mainly due to the lower financial revenue with update of credits and fiscal proceedings considering the usage during the period.

NET INCOME

In 1Q20, Net Income reached R$1,153 million, 14.1% down versus 1Q19, due to higher tax costs in the quarter, higher depreciation expenses, partially offset by continued cost control and EBITDA expansion.

1 Excludes the effect related to the sale of towers and rooftops in the amount of R$ 75.7 million.

CAPEX

Consolidated in R$ million	1Q20	1Q19	∆% YoY
Network	1,384	1,514	(8.6)
Technology / Information System	201	165	21.8
Products and Services, Channels, Administrative and Others	63	17	278.2
CAPITAL EXPENDITURES | EX-IFRS 16	1,648	1,696	(2.8)
Rights of Use | IFRS 16	130	49	165.2
TOTAL | IFRS 16	1,778	1,745	1.9

CAPITAL EXPENDITURES EX-IFRS 16 / NET REVENUES	15.2%	15.5%	(0.2) p.p.

In 1Q20, Capex reached R$ 1,648 million, which represents 15.2% of Net Operating Revenue for the period, in line with the three-year guidance disclosed by the Company. The amount invested was mostly for the footprint expansion and adoption of FTTH and IPTV and for the strengthening of capacity in 4G and 4.5G technologies, in addition to investments in network maintenance and conservation, supporting the growth in demand for data and ensuring the quality of services provided to our clients.

CASH FLOW

Consolidated in R$ million	1Q20	1Q19	∆% YoY
Recurring EBITDA	4,431	4,360	1.6
Capital Expenditures	(1,648)	(1,696)	(2.8)
Taxes and Net Financial Result	(196)	(230)	(14.9)
Working Capital Variation	70	(909)	n.a.
FREE CASH FLOW FROM BUSINESS ACTIVITIES	2,657	1,525	74.2
Lease Payments	(538)	(360)	49.3
FREE CASH FLOW AFTER LEASE PAYMENTS	2,120	1,165	81.9
Proceeds form the Sale of Towers	470	0	n.a.
Non-Recurring Items	0	(44)	n.a.
FREE CASH FLOW AFTER LEASE PAYMENTS AND NON-RECURRING EFFECTS	2,590	1,121	131.0

Free Cash Flow after Lease Payments reached R$2,120 million on 1Q20, 81.9% higher over 1Q19 (R$955 million), reflecting EBITDA growth, lower OpEx and CapEx payments and the postponement of payment of regulatory taxes (Fistel, Condecine and EBC), that normally occurs in the first quarter of the year but, due to the measures adopted by the Government to minimize the impacts of the Covid-19 pandemic, will occur in the second semester of 2020.

Free cash flow after Lease Payments and non-recurring effects1 increased 131.0% over 1Q19 (R$1,468 million), mainly due to the sale of towers, in addition to the effects of the Free Cash Flow from Business Activity.

1 - Payment related to organizational restructuring in 1Q19 of R$44.2 million; and receipt of the sale of towers and rooftops in 1Q20 of R$446.1 million (net of income tax).

DEBT

Loans, Financing and Debentures

ISSUANCES	CURRENCY	INTEREST RATE	DUE DATE	SHORT TERM	LONG TERM	TOTAL
PSI	R$	2.5% to 5.5%	2023	4	0	4
BNB	R$	7.0% to 10.0%	2022	15	21	36
Confirming	R$	110.0% to 122.5% of CDI	2020	641	15	655
Debentures 1st Issue - Minas Comunica	R$	IPCA + 0.5%	2021	29	29	57
Debentures 5th Issue - Single Series	R$	108.25% of CDI	2022	1,011	999	2,010
Debentures 6th Issue - Single Series	R$	100.00% of CDI + 0.24%	2020	1,015	0	1,015
Financial Leases	R$	IPCA	2033	47	331	378
Contingent Consideration	R$	SELIC	2025	0	487	487
ISSUANCES | EX-IFRS 16				2,761	1,882	4,643
IFRS 16 Effects | Leasing	R$	IPCA	2033	2,151	6,588	8,739
TOTAL | IFRS 16				4,912	8,470	13,383

Net Debt | ex-IFRS 16				L. T. Debt Profile
Consolidated in R$ million	03/31/2020	12/31/2019	03/31/2019	1Q20
Short-Term Debt	2,761	2,162	1,324	Year	Pro forma	IFRS 16
Long-Term Debt	1,882	2,849	4,568		(R$ million)	(R$ million)
Total Debt	4,643	5,011	5,892	2021	104	1,943
Cash and Cash Equivalents[1]	(5,493)	(3,407)	(4,088)	2022	1,045	2,532
Net Derivatives Position	(1)	(16)	(55)	2023	36	1,176
Contingent Consideration Guarantee Asset[2]	(487)	(484)	(470)	2024	32	783
Net Debt	(1,337)	1,104	1,279	After 2023	666	2,035
Net Debt / EBITDA AL3	(0.08)	0.07	0.07	Total	1,882	8,470
1- Includes the investment in BNB given as a guarantee for the loan from that bank.
2- Alignment of the classification criterion for the asset backing the contingent consideration to calculate pro-forma net debt.
3- LTM EBITDA "after lease payments", disregarding payment of principal and interest related to financial leasings.

The Company closed 1Q20 with gross debtof R$4,643 million, excluding the recognition of liabilities for leases, including towers and its land, circuits, offices, stores and commercial properties, as required by IFRS 16. The reduction in gross debt was related to the settlement of loans and financing in the period. The Company has no debt denominated in foreign currency.

Excluding the effect of IFRS 16, the Company recorded net cashof R$1,337 million at the end 1Q20. Net debt fell R$2,616 million y-o-y in 1Q20, mainly thanks to increased cash generation in the period. Considering the impact of IFRS 16, net debt totaled R$7,402 million at the end of the period.

OWNERSHIP STRUCTURE

03/31/2020	Common	Preferred	Total
Controlling Company Shareholders	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority Shareholders	29,320,789	415,131,868	444,452,657
	5.13%	37.09%	26.28%
Treasury	2,290,164	983	2,291,147
	0.40%	0.00%	0.14%
Total Number of Shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per Share:	R$ 42.17
Subscribed/Paid-in Capital:	R$ 63,571.4	million

CAPITAL MARKET

The Company’s common (VIVT3) and preferred (VIVT4) shares closed 1Q20 at R$ 50.60 and R$ 49.45, respectively, recording an appreciation of 3.2% and 14.7%, respectively, over the closing price at the end of 2019. In the same period, the daily trading volume of VIVT3 and VIVT4 averaged R$4,451 thousand and R$144,031 thousand respectively.

The ADRs (VIV) traded on the NYSE closed 1Q20 at US$9.50, down 33.7% over the closing price at the end of 2019. In the same period, the daily trading volume of ADRs averaged US$24,107 thousand.

The chart below shows the Company's stock performance:

DIVIDENDS AND INTEREST ON EQUITY

In the meetings held on February 14, 2020 and March 19, 2020, the Board of Directors approved the deliberation of interest on equity related to the fiscal year of 2020, totaling the gross amount of R$420 million, reaffirming, once again, the Company's commitment to maximizing the return to shareholders. This interest will be considered as part of the mandatory minimum dividends for the fiscal year 2020, ad referendum of the Shareholders' Meeting to be held in 2021. The payment will be made in 2021, to the holders of ON and PN shares registered in the Company's records on the dates shown in the table below, where the amounts per share to be distributed are also informed:

2020	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date
IOC	03/19/2020	03/31/2020	150	128	Common	0.083304	0.070809	Up to 12/31/2021
(based on Feb-20)					Preferred	0.091635	0.077890
IOC	2/14/2020	2/28/2020	270	230	Common	0.149948	0.127456	Up to 12/31/2021
(based on Jan-20)					Preferred	0.164942	0.140201

2019	Deliberation	Shareholding Position	Gross Amount (BRL million)	Net Amount (BRL million)	Share Class	Gross Amount (BRL)	Net Amount (BRL)	Payment Date
Dividends	to be deliberated in 05/28/2020[1]	28/05/2020	2,196	2,196	Common	1.219332	1.219332	December/20
(based on Dec-19)					Preferred	1.341265	1.341265
Dividends	12/19/2019	12/30/2019	1,000	1,000	Common	0.555362	0.555362	August/20
(based on Nov-19)					Preferred	0.610898	0.610898
IOC	12/19/2019	12/30/2019	350	298	Common	0.194377	0.165220	August/20
(based on Nov-19)					Preferred	0.213814	0.181742
IOC	06/17/2019	06/28/2019	968	823	Common	0.537590	0.456952	August/20
(based on 2019)					Preferred	0.591349	0.502647
IOC	04/17/2019	04/30/2019	570	485	Common	0.316556	0.269073	August/20
(based on Mar-19)					Preferred	0.348212	0.295980
IOC	02/15/2019	02/28/2019	700	595	Common	0.388753	0.330440	August/20
(based on 2019)					Preferred	0.427629	0.363484
1 - Dividends proposed by the Board of Directors to be deliberated in the General Shareholders Meeting, to be held in May 28, 2020.

INCOME STATEMENT

Consolidated in R$ million	1Q20	1Q19	∆% YoY
GROSS OPERATING REVENUE	15,804	16,683	(5.3)
Gross Operating Mobile Revenue	10,149	10,845	(6.4)
Gross Operating Fixed Revenue	5,654	5,837	(3.1)
NET OPERATING REVENUE	10,825	10,975	(1.4)
Net Operating Mobile Revenue	7,070	7,081	(0.1)
Net Operating Fixed Revenue	3,754	3,894	(3.6)
OPERATING COSTS	(6,318)	(6,614)	(4.5)
Personnel	(988)	(904)	9.4
Costs of Services Rendered	(2,471)	(2,450)	0.9
Interconnection	(314)	(305)	2.9
Taxes and Contributions	(426)	(409)	4.2
Third-party Services	(1,374)	(1,379)	(0.4)
Others	(357)	(356)	0.2
Cost of Goods Sold	(627)	(754)	(16.8)
Commercial Expenses	(2,004)	(2,216)	(9.6)
Provision for Bad Debt	(455)	(426)	6.7
Third-party Services	(1,502)	(1,724)	(12.8)
Others	(47)	(66)	(29.5)
General and Administrative Expenses	(305)	(306)	(0.3)
Other Net Operating Revenue (Expenses)	77	15	416.0

EBITDA	4,507	4,360	3.4
EBITDA Margin %	41.6%	39.7%	1.9 p.p.
DEPRECIATION AND AMORTIZATION	(2,745)	(2,588)	6.0

EBIT	1,762	1,772	(0.6)

FINANCIAL RESULT	(195)	(90)	117.1

GAIN (LOSS) ON INVESTMENTS	1	(0)	n.a.

TAXES	(415)	(340)	21.9

NET INCOME	1,153	1,342	(14.1)

BALANCE SHEET

Consolidated in R$ million	03/31/2020	12/31/2019	∆% YoY
ASSETS	109,815	108,290	1.4
Current Assets	21,144	18,645	13.4
Cash and Cash Equivalents	5,479	3,393	61.5
Accounts Receivable from Customers	10,359	10,263	0.9
Provision for Doubtful Accounts	(1,631)	(1,543)	5.7
Inventories	724	578	25.3
Recoverable Income Tax and Social Contribution	429	412	4.3
Recoverable Taxes, Fees and Contributions	3,573	4,176	(14.5)
Escrow Deposits and Frozen Assets	273	278	(1.8)
Derivative Financial Instruments	14	19	(30.1)
Prepaid Expenses	1,567	687	128.3
Other Assets	358	383	(6.5)
Non-Current Assets	88,671	89,645	(1.1)
Accounts Receivable from Customers	522	542	(3.7)
Provision for Doubtful Accounts	(114)	(101)	11.9
Financial Investments	68	64	6.3
Recoverable Taxes, Fees and Contributions	839	841	(0.2)
Deferred Income Tax and Social Contribution	163	171	(4.9)
Escrow Deposits and Frozen Assets	3,454	3,393	1.8
Derivative Financial Instruments	43	53	(18.0)
Prepaid Expenses	199	220	(9.6)
Other Assets	224	236	(5.0)
Investments	129	104	24.1
Property, Plant and Equipment, Net	42,047	42,847	(1.9)
Intangible Assets, Net	41,096	41,275	(0.4)
LIABILITIES AND SHAREHOLDERS' EQUITY	109,815	108,290	1.4
LIABILITIES	38,601	37,834	2.0
Current Liabilities	19,168	17,732	8.1
Payroll and Related Charges	594	752	(21.0)
Suppliers and Accounts Payable	6,331	6,872	(7.9)
Income Tax and Social Contribution	8	7	27.3
Taxes, Fees and Contributions	2,201	1,140	93.1
Loans, Financing, Debentures and Leasing	4,913	4,127	19.0
Interest on Capital and Dividends	3,946	3,587	10.0
Provisions and Contingencies	365	375	(2.7)
Derivative Financial Instruments	1	2	(26.3)
Deferred Revenues	449	506	(11.4)
Other Liabilities	361	365	(1.0)
Non-Current Liabilities	19,433	20,102	(3.3)
Payroll and Related Charges	50	36	37.8
Taxes, Fees and Contributions	298	285	4.6
Income Tax and Social Contribution	87	87	0.0
Deferred Income Tax and Social Contribution	3,530	3,146	12.2
Loans, Financing, Debentures and Leasing	8,470	9,698	(12.7)
Provisions and Contingencies	5,225	5,161	1.2
Derivative Financial Instruments	55	54	1.1
Deferred Revenues	273	212	29.0
Other Liabilities	1,445	1,423	1.6
SHAREHOLDERS' EQUITY	71,214	70,456	1.1
Capital Stock	63,571	63,571	0.0
Capital Reserve	1,166	1,166	0.0
Profit Reserve	3,497	3,492	0.1
Additional Proposed Dividends	2,196	2,196	0.0
Other Comprehensive Income	55	31	80.1
Accumulated Profits	729	0	n.a.

CONFERENCE CALL

English

Date: May 6, 2020 (Wednesday)

Time: 11:30 a.m. (Brasilia) and 10:30 a.m. (New York - EST)

Telephones:

•	Brazil: (+55 11) 3181-8565 or (+55 11) 4210-1803
•	USA: (+1 412) 717-9627
•	United Kingdom: (+44 20) 3795-9972
•	Spain: (+34 91) 038-9593

HD Web Phone: click here

Access code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call will be available one hour after the event through May 13, 2020 at (+55 11) 3193-1012 (Code: 8446086#)

TELEFÔNICA BRASIL Investor Relations

Christian Gebara David Melcon Luis Plaster João Pedro Carneiro

Av. Eng. Luis Carlos Berrini, 1376 - 17º Andar – Cidade Monções – SP – 04571-000

Telephone: (+55 11) 3430-3687 E-mail: ir.br@telefonica.com Information available on the website: http://www.telefonica.com.br/ri

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued, and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 5, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director